Thomas Weisel Partners LLC

390 Park Avenue

16th Floor

New York, NY 10022

June 17, 2005

BY FAX AND EDGAR

(202) 942-9533

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Mr. Daniel Greenspan

Re:	Allion Healthcare, Inc.
Registration Statement on Form S-1 (File No. 333-124099)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461, the undersigned Representatives of the several Underwriters hereby join in the request of Allion Healthcare, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act of 1933, as amended, at 4:00 p.m., Washington, D.C. time, on June 21, 2005, or as soon thereafter as practicable.

Pursuant to Rules 418(a)(7), 460 and 15c2-8 regarding the distribution of preliminary prospectuses, we hereby advise the Commission as follows:

(i)   A Preliminary Prospectus dated May 24, 2005 (the “Preliminary Prospectus”) was distributed; no preliminary prospectuses of a different date were distributed.

(ii)   The distribution of the Preliminary Prospectus commenced on May 31, 2005.

(iii)   A total of 500 copies of the Preliminary Prospectus were distributed to 10 prospective underwriters and dealers.

(iv)   A total of 3,290 copies of the Preliminary Prospectus were distributed to 1,730 institutions.

(v)   A total of 465 copies of the Preliminary Prospectus were distributed to individuals and others.

The Representatives are aware of their obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. In the normal course, the Representatives comply with the provisions of Rule 15c2 8.

Very truly yours,

THOMAS WEISEL PARTNERS LLC

WILLIAM BLAIR & COMPANY, L.L.C.

FIRST ALBANY CAPITAL INC.

as the Representatives of the Several Underwriters

/s/ Morris Cheston III

By: THOMAS WEISEL PARTNERS LLC

Name: Morris Cheston III

Title: Principal